SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                          ___________________________

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                          ___________________________

                              CB BANCSHARES, INC.
                           (Name of Subject Company)

                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                        (Title of Class of Securities)

                                   124785106
                     (CUSIP Number of Class of Securities)
                          ___________________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

  (Name, Addressand Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          ___________________________

                                With copies to:
                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

April 28, 2003

FOR IMMEDIATE RELEASE
Contact:     Wayne T. Miyao
             Senior Vice President, City Bank
             Corporate Communications
             Ph: (808) 535-2590
             Email: wmiyao@cb-hi.net
             Website: www.citybankhawaii.com


               CB BANCSHARES BOARD RESPONDS TO CPF'S DEMAND FOR
                          SPECIAL SHAREHOLDER MEETING

HONOLULU, April 28, 2003 - CB Bancshares, Inc. (Nasdaq: CBBI), which is the holding company of City Bank, received a notice from Central Pacific Financial Corp. (NYSE: CPF) today demanding that CB Bancshares Inc. ("CB Bancshares") call a special shareholder meeting under the Hawaii Control Share Acquisitions Statute for the purpose of voting upon a proposal to approve Central Pacific Financial Corp.'s ("CPF") acquisition of at least a majority of CB Bancshares' outstanding shares. CPF also announced that it has filed documents with federal and state regulators in furtherance of its attempt to seek control of CB Bancshares.

Last week, CB Bancshares notified its shareholders and CPF that it was carefully evaluating CPF's takeover proposal in consultation with its financial advisor and legal counsel in order to determine the appropriate course of action that will best serve the interests of CB Bancshares.

Mr. Ronald K. Migita, President and CEO of CB Bancshares, Inc. and Vice Chairman and CEO of City Bank said, "We are disappointed that CPF has taken these steps. We believe CPF's actions are obviously designed to put pressure on the CB Bancshares Board while we are continuing to consider CPF's proposal. The CB Bancshares Board takes its fiduciary responsibilities very seriously and will make its decision in due course with the interests of our shareholders, customers, employees and the communities we serve in mind. With respect to the special meeting, the CB Bancshares Board understands its requirements under Hawaii law and will proceed appropriately."

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

The directors and certain executive officers of CB Bancshares may be deemed to be participants if CB Bancshares solicits proxies from its shareholders in connection with a special meeting of shareholders under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003 on Schedule 14A. Subject to future developments, CB Bancshares may file with the SEC a Solicitation / Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by CPF, and a proxy statement for the solicitation of proxies from CB Bancshares' shareholders in connection with a special meeting of such shareholders. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation / Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for such special meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the
Schedule 14D-9, CB Bancshares's proxy statement and other documents filed by CB Bancshares with the SEC (when available) at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.




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